P.E. 1/1/02

02012232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of January 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR CORPORATION
(Registrant)

Date: January 25, 2002

By: ________________
Barrie Usher
President, and
Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated January 22, 2002 – Semi-monthly status update.

news release

<u>For immediate release</u>

CINAR®

SEMI-MONTHLY STATUS UPDATE

Montréal, (Qc) Canada, January 22, 2002 – CINAR Corporation wishes to advise that at the present time although it is not currently actively pursuing the sales transaction process that began in 2001, the Company is receiving enquiries in respect of the sale of its divisions. Accordingly the Company will, from time to time, hold discussions and possibly negotiations with interested parties in this connection. The Company will not make any announcement unless and until there are material developments.

The Company was also informed that the Crown Prosecutors' Office, who just completed the analysis of the investigation submitted by the Royal Canadian Mounted Police (RCMP), has concluded that no criminal charges will be laid against CINAR in this investigation based on the nature and the quality of the evidence available.

Meanwhile, the Company continues with its ongoing productions and the Company was informed that *Mona the Vampire* is nominated for the Excellence Award (francophone sector) by the Alliance for Children and Television. The final results will be announced on February 28 in Montréal.

CINAR will continue to issue semi-monthly status updates by way of news release, as it has since April 20, 2000.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.

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Contact :
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070